UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 16, 2011

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SW1E 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated May 16, 2011 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the first quarter of 2011. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three month period ended March 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 16, 2011	By:	/s/ IAN J. WEBBER
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the First Quarter of 2011

LONDON, ENGLAND — May 16, 2011 - Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2011.

First Quarter and Year To Date Highlights

•	Reported revenue of $39.1 million for the first quarter 2011, down slightly from $39.2 million for the first quarter 2010 due to three days offhire in first quarter 2011 for a planned drydocking

•

Reported net income of $10.8 million for the first quarter 2011, including a $5.0 million non-cash interest rate derivative mark-to-market gain. Reported net income for the first quarter 2010 was $3.3 million, including $4.9 million non-cash mark-to-market loss

•	Generated $26.2 million EBITDA(1) for the first quarter 2011, down on $28.3 million for the first quarter 2010 due mainly to increased crew costs and the timing of maintenance and stores spend

•	Excluding the non-cash mark-to-market items, normalized net income(1) was $5.9 million for the first quarter 2011 compared to normalized net income of $8.2 million for the first quarter 2010

•

Loan-to-value under the Company’s credit facility as at April 30, 2011 was less than 75%. Therefore, the interest margin paid on borrowings decreases to 3.00% from 3.50%, prepayment of borrowings becomes fixed at $10 million per quarter and dividends to common shareholders are permitted

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “During the first quarter, our fleet performed as expected, enabling the Company to once again achieve strong utilization. With our entire 17 vessel fleet operating on time charters, we continue to generate sizeable cash flows. As we progress through the year, we remain committed to seeking opportunities to capitalize on the industry’s strong fundamentals while maintaining a significant focus on preserving our financial strength.”

Mr. Webber continued, “As containerized trade has continued to recover, we have seen steady improvement in asset values. This improvement, together with aggressive pay down of debt, has had a favorable effect on our loan-to-value ratio which was below 75% at the last test date, benefiting Global Ship Lease in a number of ways. First, the interest margin paid on borrowings will decrease to 3.00% from 3.50% which will save approximately $2.5 million of cash interest in a full year. Second, the cash sweep mechanism to prepay borrowings no longer applies and prepayments become fixed at $10 million per quarter. Finally, the Company is permitted to pay dividends to common shareholders. We believe that the Company’s business model supports the delivery of dividends to common shareholders over the long-term and the Board will continue to evaluate the dividend policy on a quarterly basis.”

SELECTED FINANCIAL DATA – UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months ended	months ended
	March 31, 2011	March 31, 2010
Revenue	39,104	39,151
Operating Income	16,276	18,404
Net Income	10,839	3,281
EBITDA (1)	26,225	28,275
Normalised Net Income (1)	5,877	8,160

(1)	EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate long-term time charters of $39.1 million in the three months ended March 31, 2011, down slightly on revenue of $39.2 million for the comparative period in 2010. The decrease in revenue is due to three days offhire for a planned dry-docking which commenced on March 28, 2011. During the three months ended March 31, 2011, there were 1,530 ownership days, the same as the comparable period in 2010. The three days offhire for dry-dockings in the three months ended March 31, 2011, gives a utilization of 99.8%. In the comparable period of 2010, there were two days unplanned off-hire, representing utilization of 99.9%.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.0 million for the three months ended March 31, 2011. The average cost per ownership day was $7,218, up $205 or 2.9% on $7,013 for the rolling four quarters ended March 31, 2011. The increase is due to increased crew costs, broadly from the third quarter 2010, as a result of inflation and adverse exchange rate movements as a portion of crew costs are denominated in euros, and from higher spend on supplies, partly in anticipation of scheduled dry-dockings. The first quarter 2011 average daily cost was up 15.1% from the average daily cost of $6,269 for the comparative period in 2010 due to increased crew costs and higher spend on supplies and because spend in first quarter 2010 was disproportionately low.

Vessel operating expenses continue to be at less than the capped amounts included in Global Ship Lease’s ship management agreements.

Depreciation

Depreciation of $9.9 million for the three months ended March 31, 2011 was the same as in the comparative period in 2010 as there were no changes to the fleet.

General and Administrative Costs

General and administrative costs incurred were $1.9 million in the three months ended March 31, 2011, including $0.1 million non-cash charge for stock based incentives, compared to $1.8 million for the comparable period in 2010, including $0.3 million non-cash charge for stock based incentives.

Other operating income

Other operating income in the three months ended March 31, 2011 was $0.1 million, down on $0.6 million for the three months ended March 31, 2010 which included $0.5 million tax refund relating to Marathon Acquisition Corp. prior to August 14, 2008.

EBITDA

As a result of the above, EBITDA was $26.2 million the three months ended March 31, 2011 down against $28.3 million for the three months ended March 31, 2010.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended March 31, 2011 was $5.6 million. The Company’s borrowings under its credit facility averaged $532.8 million during the three months ended March 31, 2011. There were $48.0 million preferred shares throughout the period giving total average borrowings through the three months ended March 31, 2011 of $580.8 million. Interest expense in the comparative period in 2010 was $5.9 million on average borrowings, including the preferred shares, of $634.3 million.

Interest income for the three months ended March 31, 2011 and 2010 was not material.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a $0.2 million gain in the three months ended March 31, 2011, reflecting primarily movements in the forward curve for interest rates. Of this amount, $4.8 million was a realized loss for settlements of swaps in the period and $5.0 million was an unrealized gain for revaluation of the balance sheet position. This compares to a $9.3 million loss in the three months ended March 31, 2010 of which $4.4 million was a realized loss and $4.9 million was an unrealized loss.

At March 31, 2011, the total mark-to-market unrealized loss recognized as a liability on the balance sheet was $39.5 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended March 31, 2011 and in three months ended March 31, 2010 was not material.

Net Income

Net income for the three months ended March 31, 2011 was $10.8 million including $5.0 million non-cash interest rate derivative mark-to-market gain. For the three months ended March 31, 2010 net income was $3.3 million, including $4.9 million non-cash interest rate derivative mark-to-market loss. Normalized net income was $5.9 million for the three months ended March 31, 2011 and $8.2 million for the three months ended March 31, 2010.

Credit Facility

The leverage ratio under the loan-to-value test as at April 30, 2011 was less 75% and greater than 65%. Accordingly, the interest margin applied on amounts borrowed under the credit facility will decrease by 50 basis points to 3.00%. Further, the full cash sweep to prepay borrowings no longer applies and prepayments become fixed at $10 million per quarter.

Finally, Global Ship Lease may resume the payment of dividends to common shareholders.

The next loan-to-value test including updated market values of the Company’s vessels will be as at November 30, 2011.

In the three months ended March 31, 2011 a total of $13.8 million of debt was prepaid leaving a balance outstanding of $519.0 million.

Dividend

Global Ship Lease is not currently paying a dividend on common shares.

The Board of Directors reviews the Company’s dividend policy on a quarterly basis, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and financial performance including cash flow, among others factors.

Fleet Utilization

The table below shows fleet utilization for the three months ended March 31, 2011 and 2010 and for the year ended December 31, 2010.

			Year
	Three months ended		ended
	Mar 31,	Mar 31,	Dec 31,
Days	2011	2010	2010

Ownership days	1,530	1,530	6,205
Planned offhire - scheduled drydock	(3)	0	0
Unplanned offhire	0	(2)	(3)

Operating days	1,527	1,528	6,202

Utilization	99.8%	99.9%	100.0%

Seven vessels are scheduled to be drydocked in 2011 and six in 2012. This will lead to increased planned offhire.

Fleet

The following table provides information about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Remaining Charter Term (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.7	$28,500
Ville d’Aquarius	4,113	1996	December 2007	1.7	$28,500

CMA CGM Matisse	2,262	1999	December 2007	5.7	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	5.7	$18,465
Delmas Keta	2,207	2003	December 2007	6.7	$18,465
Julie Delmas	2,207	2002	December 2007	6.7	$18,465
Kumasi	2,207	2002	December 2007	6.7	$18,465
Marie Delmas	2,207	2002	December 2007	6.7	$18,465
CMA CGM La Tour	2,272	2001	December 2007	5.7	$18,465
CMA CGM Manet	2,272	2001	December 2007	5.7	$18,465
CMA CGM Alcazar	5,100	2007	January 2008	9.8	$33,750
CMA CGM Château d’If	5,100	2007	January 2008	9.8	$33,750
CMA CGM Thalassa	10,960	2008	December 2008	14.8	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	11.7	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	11.7	$25,350
CMA CGM America	4,045	2006	December 2008	11.7	$25,350
CMA CGM Berlioz	6,627	2001	August 2009	10.4	$34,000	12

(1)	Twenty-foot Equivalent Units.

In addition, the Company has options to purchase two further vessels as follows.

Vessel Name	Capacity in TEUs (1)	Year Built	Potential Delivery Date to GSL	Charterer	Charter Term (years)		Daily Charter Rate
Zim Alabama (2)	4,250	2010	December 2011	ZIM	6-7	(3)	$28,000
Zim Texas (2)	4,250	2011	January 2012	ZIM	6-7	(3)	$28,000

(1)	Twenty-foot Equivalent Units.
(2)	Option to purchase from German interests for a payment of $61.25 million per vessel.
(3)	Six-year charter from December 2011/January 2012 that could be extended to seven years at charterer’s option.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended March 31, 2011 today, Monday, May 16, 2011 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: (866) 966-9439 or (631) 510-7498; Passcode: 64345551

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Monday, May 30, 2011 at (866) 247-4222 or (631) 510-7499. Enter the code 64345551 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,297 TEU with an average age, weighted by TEU capacity, at March 31, 2011 of 7.1 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 7.8 years, or 9.1 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. EBITDA

EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

EBITDA – UNAUDITED

(thousands of U.S. dollars)

		Three	Three
		months	months
		ended	ended
		Mar 31,	Mar 31,
		2011	2010

Net income		10,839	3,281

Adjust:	Depreciation	9,949	9,871
	Interest income	(13)	(35)
	Interest expense	5,610	5,856
	Realized and unrealized (gain) loss on interest rate derivatives	(179)	9,274
	Income tax	19	28

EBITDA		26,225	28,275

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME – UNAUDITED

(thousands of U.S. dollars)

	Three	Three
	months	months
	ended	ended
	Mar 31,	Mar 31,
	2011	2010
Net income	10,839	3,281
Adjust: Unrealized (gain) loss on derivatives	(4,962)	4,879

Normalized net income	5,877	8,160

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended March 31,
	2011		2010
Operating Revenues
Time charter revenue		$39,104		$39,151

Operating Expenses
Vessel operating expenses		11,043		9,592
Depreciation		9,949		9,871
General and administrative		1,942		1,836
Other operating income		(106)		(552)

Total operating expenses		22,828		20,747

Operating Income		16,276		18,404

Non Operating Income (Expense)
Interest income		13		35
Interest expense		(5,610)		(5,856)
Realized and unrealized gain (loss) on interest rate derivatives		179		(9,274)

Income before Income Taxes		10,858		3,309
Income taxes		(19)		(28)

Net Income		$10,839		$3,281

Weighted average number of Class A common shares outstanding
Basic Diluted		47,186,378 47,405,490		46,830,467 46,937,546

Net Income in $ per Class A common share
Basic		$0.23		$0.07
Diluted		$0.23		$0.07

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	March 31, 2011	December 31, 2010
Assets

Cash and cash equivalents	$28,539	$28,360
Restricted cash	3,027	3,027
Accounts receivable	7,318	7,341
Prepaid expenses	1,157	712
Other receivables	119	264
Deferred tax	297	265
Deferred financing costs	1,019	1,009

Total current assets	41,476	40,978

Vessels in operation	913,386	922,498
Other fixed assets	9	10
Intangible asset – vessel purchase options	13,645	13,645
Intangible asset – other	42	26
Deferred financing costs	3,586	3,865

Total non-current assets	930,668	940,044

Total Assets	$972,144	$981,022

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$40,000	$44,500
Intangible liability – charter agreements	2,119	2,119
Accounts payable	1,008	1,391
Accrued expenses	5,412	5,575
Derivative instruments	17,793	17,798

Total current liabilities	66,332	71,383

Long term debt	478,953	488,269
Preferred shares	48,000	48,000
Intangible liability – charter agreements	21,640	22,169
Derivative instruments	21,680	26,637

Total long-term liabilities	570,273	585,075

Total Liabilities	$636,605	$656,458

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,188,978 shares issued and outstanding (2010 – 47,130,467)	$472	$471
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2010 – 7,405,956)	74	74

Additional paid in capital	351,430	351,295
Accumulated deficit	(16,437)	(27,276)

Total Stockholders’ Equity	335,539	324,564

Total Liabilities and Stockholders’ Equity	$972,144	$981,022

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended March 31,
	2011	2010
Cash Flows from Operating Activities
Net income	$10,839	$3,281

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	9,949	9,871
Amortization of deferred financing costs	269	226
Change in fair value of certain derivative instruments	(4,962)	4,879
Amortization of intangible liability	(529)	(530)
Settlements of hedges which do not qualify for hedge accounting	4,783	4,395
Share based compensation	136	311
Increase in other receivables and other assets	(315)	(195)
Decrease in accounts payable and other liabilities	(538)	(2,772)
Unrealized foreign exchange loss	9	39

Net Cash Provided by Operating Activities	19,641	19,505

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,783)	(4,395)
Cash paid to acquire intangible assets	(26)	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	—	(308)
Costs relating to drydocks	(837)	(164)

Net Cash Used in Investing Activities	(5,646)	(4,867)

Cash Flows from Financing Activities
Repayments of debt	(13,816)	(4,092)

Net Cash Used in Financing Activities	(13,816)	(4,092)

Net Increase in Cash and Cash Equivalents	179	10,546

Cash and Cash Equivalents at start of Period	28,360	30,810

Cash and Cash Equivalents at end of Period	$28,539	$41,356

Supplemental information

Dividends declared	$—	$—
Total interest paid during period	$5,374	$5,792

Income tax paid	$26	$—

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTH PERIOD ENDED MARCH 31, 2011

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		March 31, 2011	December 31, 2010
	Note
Assets

Cash and cash equivalents		$28,539	$28,360
Restricted cash	9	3,027	3,027
Accounts receivable		7,318	7,341
Prepaid expenses		1,157	712
Other receivables		119	264
Deferred tax		297	265
Deferred financing costs		1,019	1,009

Total current assets		41,476	40,978

Vessels in operation	4	913,386	922,498
Other fixed assets		9	10
Intangible asset – vessel purchase options	5	13,645	13,645
Intangible asset – other	5	42	26
Deferred financing costs		3,586	3,865

Total non-current assets		930,668	940,044

Total Assets		$972,144	$981,022

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	6	$40,000	$44,500
Intangible liability – charter agreements		2,119	2,119
Accounts payable		1,008	1,391
Accrued expenses		5,412	5,575
Derivative instruments	10	17,793	17,798

Total current liabilities		66,332	71,383

Long term debt	6	478,953	488,269
Preferred shares	9	48,000	48,000
Intangible liability – charter agreements		21,640	22,169
Derivative instruments	10	21,680	26,637

Total long-term liabilities		570,273	585,075

Total Liabilities		$636,605	$656,458

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

		March 31, 2011	December 31, 2010
	Note
Stockholders’ Equity

Class A Common stock – authorized
214,000,000 shares with a $0.01 par value;
47,188,978 shares issued and outstanding (2010 – 47,130,467)	9	$472	$471
Class B Common stock – authorized
20,000,000 shares with a $0.01 par value;
7,405,956 shares issued and outstanding (2010 – 7,405,956)	9	74	74

Additional paid in capital		351,430	351,295
Accumulated deficit		(16,437)	(27,276)

Total Stockholders’ Equity		335,539	324,564

Total Liabilities and Stockholders’ Equity		$972,144	$981,022

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
		2011		2010
	Note

Operating Revenues
Time charter revenue			$39,104		$39,151

Operating Expenses
Vessel operating expenses			11,043		9,592
Depreciation	4		9,949		9,871
General and administrative			1,942		1,836
Other operating income			(106)		(552)

Total operating expenses			22,828		20,747

Operating Income			16,276		18,404

Non Operating Income (Expense)
Interest income			13		35
Interest expense			(5,610)		(5,856)
Realized and unrealized gain (loss) on interest rate derivatives	10		179		(9,274)

Income before Income Taxes			10,858		3,309

Income taxes			(19)		(28)

Net Income			$10,839		$3,281

Weighted average number of Class A common shares outstanding
Basic	12		47,186,378		46,830,467
Diluted	12		47,405,490		46,937,546

Net Income in $ per Class A common share
Basic	12		$0.23		$0.07
Diluted	12		$0.23		$0.07

Weighted average number of Class B common shares outstanding
Basic and diluted	12		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	12	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
		2011	2010
	Note
Cash Flows from Operating Activities
Net income		$10,839	$3,281

Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
Depreciation	4	9,949	9,871
Amortization of deferred financing costs		269	226
Change in fair value of certain derivative instruments	10	(4,962)	4,879
Amortization of intangible liability		(529)	(530)
Settlements of hedges which do not qualify for hedge accounting	10	4,783	4,395
Share based compensation	11	136	311
Increase in other receivables and other assets		(315)	(195)
Decrease in accounts payable and other liabilities		(538)	(2,772)
Unrealized foreign exchange loss		9	39

Net Cash Provided by Operating Activities		19,641	19,505

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	10	(4,783)	(4,395)
Cash paid to acquire intangible assets		(26)	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		—	(308)
Costs relating to drydocks		(837)	(164)

Net Cash Used in Investing Activities		(5,646)	(4,867)

Cash Flows from Financing Activities
Repayments of debt		(13,816)	(4,092)

Net Cash Used in Financing Activities		(13,816)	(4,092)

Net Increase in Cash and Cash Equivalents		179	10,546

Cash and Cash Equivalents at start of Period		28,360	30,810

Cash and Cash Equivalents at end of Period		$28,539	$41,356

Supplemental information

Dividends declared		$—	$—
Total interest paid during period		$5,374	$5,792

Income tax paid		$26	$—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity

Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555

Restricted Stock Units (note 11)	—	—	980	—	980
Class A Shares issued (note 9)	450,273	4	(4)	—	—
Net loss for the period	—	—	—	(3,971)	(3,971)

Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564

Restricted Stock Units (note 11)	—	—	136	—	136
Class A Shares issued (note 9)	58,511	1	(1)	—	—
Net income for the period	—	—	—	10,839	10,839

Balance at March 31, 2011	54,594,934	$546	$351,430	$(16,437)	$335,539

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company has a business of owning and chartering out containerships under long term time charters. All vessels in operation are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at March 31, 2011 ranging from 1.75 to 14.75 years (see note 7). The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.75	$28.500
Ville d’Aquarius	4,113	1996	December 2007	1.75	$28.500
CMA CGM Matisse	2,262	1999	December 2007	5.75	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	5.75	$18.465
Delmas Keta	2,207	2003	December 2007	6.75	$18.465
Julie Delmas	2,207	2002	December 2007	6.75	$18.465
Kumasi	2,207	2002	December 2007	6.75	$18.465
Marie Delmas	2,207	2002	December 2007	6.75	$18.465
CMA CGM La Tour	2,272	2001	December 2007	5.75	$18.465
CMA CGM Manet	2,272	2001	December 2007	5.75	$18.465
CMA CGM Alcazar	5,100	2007	January 2008	9.75	$33.750
CMA CGM Château d’lf	5,100	2007	January 2008	9.75	$33.750
CMA CGM Thalassa	10,960	2008	December 2008	14.75	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	11.75	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	11.75	$25.350
CMA CGM America	4,045	2006	December 2008	11.75	$25.350
CMA CGM Berlioz	6,627	2001	August 2009	10.50	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	As at March 31, 2011

On November 8, 2010 the Company acquired purchase options giving it the right, but not the obligation, to purchase two vessels from German interests, on the first anniversary of their delivery by the builders to the sellers, for a payment of $61,250 per vessel. The purchase options are to be exercised no later than 270 days after the delivery of the vessels (one of which was in December 2010 and the other in January 2011) by the builders to the sellers. If the Company does not exercise a purchase option, the Company has no further liability. The charters to ZIM, subject to charterers consent to change of ownership of the vessels, will be for a remaining period of six years which could be extended for a further year at ZIM’s option (see notes 5 and 8).

Vessel Name	Capacity in TEUs (1)	Year Built	Potential Delivery Date to GSL	Charterer	Charter Duration (years)		Daily Charter Rate
ZIM Alabama	4,250	2010	December 2011	ZIM	6-7	(2)	$28.000
ZIM Texas	4,250	2011	January 2012	ZIM	6-7	(2)	$28.000

(1)	Twenty-foot Equivalent Unit.
(2)	Six years charter that could be extended to seven years at Charterer’s option.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation

CMA CGM, the Company’s sole source of operating revenue, announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain vessel deliveries.

On January 28, 2011 CMA CGM further announced that, in accordance with agreements signed on November 25, 2010 between it and Yildirim Group of Turkey, it had issued $500 million in Redeemable Bonds, all of which were subscribed by the Yildirim Group. CMA CGM reported that this investment enables it to sustainably strengthen its balance sheet and secure its investment plan, while providing additional funds to support expansion. Further, CMA CGM has recently placed $475m of dollar-denominated senior notes that mature in 2017 with a coupon of 8.500%, and €325m of 8.875% euro-denominated senior notes that mature in 2019. The Company has not been involved in any of these matters.

CMA CGM has represented to the Company that with the recent bond issue, it has substantially completed its financial restructuring and consequently these financial statements have been prepared on a going concern basis.

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and two instalments have been outstanding during 2011. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at March 31, 2011, one period of charterhire, due on March 16, 2011, was outstanding amounting to $6,770. This was received in April 2011. As at close of business on May 13, 2011, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, charterhire due on May 1, 2011 totalling $6,442 was outstanding.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2009 filed with the Securities and Exchange Commission on September 16, 2010 in the Company’s Annual Report on Form 20-F.

Recently issued accounting standards

In February 2010, the Financial Accounting Standards Board (“FASB”) issued an additional accounting pronouncement that amended certain requirements for subsequent events (FASB ASC Topic 855), which requires an SEC filer to evaluate subsequent events through the date the financial statements are available to be issued and removes the previous requirement to disclose the date through which subsequent events have been evaluated. The amendments were effective on issuance of the final pronouncement. The adoption of this pronouncement had no effect on the interim unaudited consolidated financial statements of the Company.

Management do not believe that any recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

4.	Vessels in Operation

	March 31, 2011	December 31, 2010
Cost	$1,007,875	$1,008,330
Accumulated Depreciation	(95,326)	(85,832)
Drydock expenditure – in progress	837	—

Net book value	$913,386	$922,498

5.	Intangible Assets

	March 31, 2011	December 31, 2010
Vessel purchase options	13,645	13,645
Software development	42	26

Closing balance	$13,687	$13,671

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of the two 4,250 TEU newbuildings to terminate the Company’s obligations to purchase the vessels and granted the Company options to purchase the vessels. The intangible assets relating to these purchase options are the fair value of the purchase options on the date of the agreement. These intangible assets will be amortised from the date of acquisition of the vessels. If the purchase options are not exercised, the intangible assets will be written off (see notes 2(a) and 8).

6.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

On August 20, 2009, the Company amended the terms of the credit facility. Under the revised terms, the loan to value covenant (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels) was waived up to and including November 30, 2010 with the next loan to value test scheduled for April 30, 2011 and all undrawn commitments were cancelled.

Amounts borrowed under the amended credit facility during the waiver period bore interest at U.S. dollar Libor plus a margin of 3.50%. Thereafter, the margin will be between 2.50% and 3.50% depending on the loan to value, to be determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

Commencing June 30, 2010 the balance of borrowings under the credit facility was repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, repayments of the credit facility were made in the year ended December 31, 2010 amounting to $51,330. A further repayment was made on March 31, 2011 amounting to $13,816. As of April 30, 2011 loan to value was less than 75% and greater than 65%. Under the terms of the credit facility, when loan to value is less than 75% and greater than 65% (i) interest margin paid on borrowings decreases to 3.00% from 3.50% (ii) the cash sweep mechanism to prepay borrowings no longer applies and prepayments of borrowings become fixed at $10 million per quarter and (iii) the Company is able to make dividend payments to common shareholders.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

6.	Long-Term Debt (continued)

The credit facility is secured by, inter alia, first priority mortgages on each of the 17 vessels in the security package, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	March 31, 2011	December 31, 2010
Credit facility, at Libor USD + 2.50% to 3.50%	$518,953	$532,769
Less current instalments of long-term debt	(40,000)	(44,500)

	$478,953	$488,269

Based on loan to value being less than 75%, the estimated repayments in each of the relevant periods are as follows:

Year ending March 31,
2012	$40,000
2013	40,000
2014	40,000
2015	40,000
2016	40,000
2017	318,953

$518,953

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger, the parent company of Global Ship Lease, Inc. and at March 31, 2011 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	March 31, 2011	December 31, 2010
Current account (below)	$1,463	$1,946

Amounts due to CMA CGM companies presented within liabilities	$1,463	$1,946

Current account (below)	$7,318	$7,341

Amounts due from CMA CGM companies presented within assets	$7,318	$7,341

CMA CGM charters all of the Company’s operating vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at March 31, 2011 and December 31, 2010 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months ended March 31, 2011, the Company paid CMA CGM dividends of $276 (2010: $271).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions (continued)

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is paid in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at March 31, 2011 of between 1.75 and 14.75 years. Of the $1,443,954 maximum future charter hire receivable for the total fleet set out in note 8 (including for two vessels subject to purchase option agreements (see note 8) and to be chartered to ZIM, a company not related to CMA CGM), $1,321,202 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels in operation to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap of between $5.4 and $8.8 per day per vessel depending on the vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months ended March 31, 2011 amounted to $485 (2010: $485).

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

8.	Commitments and Contingencies

Vessel Purchase Options

On November 8, 2010 the Company acquired purchase options giving it the right, but not the obligation, to purchase two vessels from German interests, on the first anniversary of their delivery by the builders to the sellers, for a payment of $61,250 per vessel. The purchase options are to be exercised no later than 270 days after the delivery of the vessels (one of which was in December 2010 and the other in January 2011) by the builders to the sellers. If the Company does not exercise a purchase option, the Company has no further liability. The charters to ZIM, subject to charterers consent to change of ownership of the vessels, will be for a remaining period of six years which could be extended for a further year at ZIM’s option (see notes 2(a) and 5).

Charter Hire Receivable

The Company has entered into long term time charters for its vessels in operation at March 31, 2011. The charter hire (including that relating to vessels due for delivery in 2011 and 2012, assuming the Company’s purchase options are exercised), is fixed for the duration of the charter. The charters for the vessels in operation were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at March 31, 2011 and for the total contracted fleet of 19 vessels, taking account of actual or anticipated delivery dates and before allowance for any off-hire periods, is as follows:

Year ending March 31,	Fleet operated as at March 31, 2011	Total fleet to be operated

2012	$157,186	$162,394
2013	150,943	171,383
2014	135,952	156,392
2015	135,952	156,392
2016	136,324	156,820
Thereafter	604,845	640,573

	$1,321,202	$1,443,954

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital

At March 31, 2011, the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until at least the third quarter of 2011. Class B common shares will convert to Class A common shares on a one-for-one basis after the expiration of the subordination period and provided certain financial conditions are met.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing on August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to be paid is presented as part of interest expense.

In addition to the outstanding Class A and B common shares and the Series A Preferred shares, there were 39,531,348 Public Warrants which gave the holder the right to purchase one Class A common share at a price of $6, and which expired on August 24, 2010. There were 5,500,000 Sponsor Warrants which had similar terms to the Public Warrants except that the exercise had to be on a cashless basis, and these also expired on August 24, 2010. Further, there are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

As at March 31, 2011, total proceeds received in 2008 from the exercise of Public Warrants prior to the warrant expiry on 24 August 2010, were $3,027 (December 31, 2010: $3,027). Such funds were to be used to redeem the Series A Preferred shares, with a minimum redemption amount of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds remain classified as restricted cash in the balance sheet.

10.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company enters into interest rate swap agreements to manage the exposure to interest rate variability. As of March 31, 2011 a total of $580,000 of debt has been swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting, therefore, the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments of derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income together with cash settlements. In addition, the interest rate derivatives are “marked to market” each reporting period to determine the fair values which generate unrealized gains or losses. The unrealized gain on interest rate derivatives for the three months ended March 31, 2011 was $4,962 (2010: loss of $4,879).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at March 31, 2011, these derivatives represented a liability of $39,473 (December 31, 2010: $44,435).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date
Un-Vested as at January 1, 2010	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a

Un-Vested as at March 31, 2011	275,000	17,886	$4.91	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation costs in the consolidated statement of income over the vesting period. During the three months ended March 31, 2011, the Company recognized a total of $136 (2010: $311) share based compensation costs. As at March 31, 2011, there was a total of $321 unrecognized compensation costs relating to the above share based awards (December 31, 2010: $255). The remaining costs are expected to be recognized over a period of nine months.

The restricted stock units granted to management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting date of the first and second tranches was amended and a total of 260,000 vested in September and October 2009 and a further 260,000 vested in September and October 2010. The vesting date of the third tranche remains unchanged.

The restricted stock units granted to management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of the first and second tranche was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to management on March 17, 2011 will vest in September and October 2011.

The restricted stock units granted to Directors on May 18, 2009 and March 1, 2010 vested in January 2010 and January 2011 respectively.

The restricted stock units granted to Directors on March 17, 2011 will vest in January 2012.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share

Basic earnings per common share presented under the two-class method is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method applied by the Company, net income is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months ended March 31, 2011, no dividend was declared (2010: nil dividends). Until at least the third quarter 2011, Class B dividend rights are subordinated to those of holders of Class A common shares. Net income for the period was allocated based on the contractual rights of each class of security and there was insufficient net income to allow any dividend on the Class B common shares and accordingly no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, any losses would only be allocated to the Class A common shareholders.

On August 24, 2010 39,531,348 Public Warrants exercisable at $6.00 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis, expired. At March 31, 2011, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 292,886 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2011. As of March 31, 2011 only Class A and B common shares are participating securities.

For the three months ended March 31, 2011 and the three months ended March 31, 2010, the diluted weighted average number of shares includes the incremental effect of outstanding stock based incentive awards but excludes the effect of outstanding warrants as these were antidilutive.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share amounts)

12.	Earnings per Share (continued)

	Three months ended March 31,
(In thousands, except share data)	2011	2010
Class A common shares
Weighted average number of common shares outstanding (B)	47,186,378	46,830,467
Dilutive effect of share-based awards	219,112	107,079

Common shares and common share equivalents (F)	47,405,490	46,937,546

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—

Common shares (H)	7,405,956	7,405,956

Basic Earnings per Share
Net income available to shareholders	$10,839	$3,281

Available to:
- Class A shareholders for period	$10,839	$3,281
- Class A shareholders for arrears	—	—
- Class B shareholders for period	—	—
- allocate pro-rata between Class A and B	—	—

Net income available for Class A (A)	$10,839	$3,281
Net income available for Class B (C)	—	—

Basic Earnings per share:
Class A (A/B)	$0.23	$0.07
Class B (C/D)	—	—

Diluted Earnings per Share
Net income available to shareholders	$10,839	$3,281

Available to:
- Class A shareholders for period	$10,839	$3,281
- Class A shareholders for arrears	—	—
- Class B shareholders for period	—	—
- allocate pro-rata between Class A and B	—	—

Net income available for Class A (E)	$10,839	$3,281
Net income available for Class B (G)	—	—

Diluted Earnings per share:
Class A (E/F)	$0.23	$0.07
Class B (G/H)	—	—

13.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.